                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                                 FORM U-3A-2

               Statement by Holding Company Claiming Exemption
                 Under Rule U-3A-2 from the Provisions of the
                  Public Utility Holding Company Act of 1935

                    To Be Filed Annually Prior to March 1

                             PNM RESOURCES, INC.


      PNM Resources, Inc. ("PNM Resources") hereby files with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

      1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

      PNM Resources is a holding company organized under the laws of the State of New Mexico. Upon the completion of a one-for-one share exchange between Public Service Company of New Mexico, a New Mexico corporation ("PNM"), and PNM Resources on December 31, 2001, PNM Resources became the parent of PNM. PNM is a public utility company as defined under Section 2(a)(5) of the Act. PNM Resources is also the parent of certain non-utility subsidiaries formerly owned, directly or indirectly, by PNM, as identified in the table below. PNM Resources has its principal offices at Alvarado Square, Albuquerque, New Mexico 87158.


                                ACTIVE SUBSIDIARIES

                                        PNM

      PNM Resources owns all of the issued and outstanding voting securities of PNM, a public utility incorporated in 1917 under the laws of the State of New Mexico with principal offices at Alvarado Square, Albuquerque, New Mexico 87158. PNM is a public utility primarily engaged in the generation, transmission, distribution and sale of electricity and the transmission, distribution and sale of natural gas. In 2000, PNM began operating as three distinct business units:
(1) Utility Operations, (2) Generation and Trading Operations and (3) Unregulated Operations. The Utility Operations business unit includes the electric service offering segment ("Electric") and the natural gas product-offering segment ("Gas"). Electric consists of the sale and distribution of electricity, as well as all activities related to PNM's electric transmission operations. Gas includes the transportation, distribution and sale of natural gas. Both Electric and Gas include related activities such as marketing and customer service. The Generation and Trading Operations business unit includes production and purchase of electricity, the sale of electricity to Utility Operations (at an internally developed transfer price) and wholesale sales of electricity and electricity trading activities with third parties. The Unregulated Operations business unit provides energy-related services to complement and enhance PNM's competencies in the other two business units.

      The total population of the area served by one or more of PNM's utility services is estimated to be approximately 1.3 million, of which some 58% live in the greater Albuquerque area.

                                      AVISTAR

      PNM Resources owns all of the issued and outstanding voting securities of Avistar, Inc., a New Mexico corporation ("Avistar"). Avistar's principal offices are at Alvarado Square, Albuquerque, New Mexico, 87158. Avistar is currently engaged in certain non-utility businesses. In July 2001, the Board of Directors of Avistar resolved to wind down all operations relating to Avistar with the exception of Avistar's Reliadigm division. Reliadigm uses software to statistically analyze operational, maintenance and failure events with cost models to increase maintenance efficiencies in the power industry.

                                  INACTIVE SUBSIDIARIES

                            DIRECT AND INDIRECT SUBSIDIARIES
                 RELATED TO PNM'S PREVIOUS DIVERSIFICATION EFFORTS

                              PLACE OF
                          INCORPORATION OR
      NAME                  ORGANIZATION               ADDITIONAL INFORMATION
      ----                -----------------            ----------------------
Meadows Resources,          New Mexico             Wholly owned subsidiary of PNM;
Inc. (Meadows)                                     formerly developed and conducted
                                                   activities unrelated to utility operations.

Bellamah Associates         New Mexico             Subsidiary of Meadows. Limited
Ltd. (BAL)                                         Partnership with BIL. General
                                                   partnership with BCD, BHL, and
                                                   Meadows.

Bellamah Community          New Mexico             Subsidiary of Meadows.  A
Development (BCD)                                  general partnership among BAL,
                                                   BHL, and Meadows.

Bellamah Holding            New Mexico             Subsidiary of Meadows.  Limited
Company (BHC)                                      partnership with BIL.

Bellamah Holding            New Mexico             Subsidiary of Meadows.  General
Ltd. (BHL)                                         partnership with BAL, BCD, and
                                                   Meadows.

Bellamah Investors          New Mexico             Subsidiary of Meadows.  Limited
Ltd. (BIL)                                         Partnership with BAL and BHC.

Republic Holding             Delaware              Subsidiary of Meadows.
Company (RHC)

Sunbelt Mining              New Mexico             Wholly owned subsidiary of PNM
Company, Inc.                                      Resources; formerly, among other
                                                   things, acquired, developed, and
                                                   marketed coal.

                                DIRECT SUBSIDIARIES
      RELATED TO PNM'S PREVIOUS GAS GATHERING AND PROCESSING BUSINESSES


                              PLACE OF
                          INCORPORATION OR             ADDITIONAL INFORMATION
      NAME                  ORGANIZATION                     (IF NEEDED)
      ----                -----------------            ----------------------
Sunterra Gas                 New Mexico            Subsidiary of PNM Resources.
Gathering Company                                  Primary activities, prior to the
                                                   June 30, 1995 closing date on
                                                   which gas gathering and
                                                   processing assets were sold,
                                                   were to gather and deliver
                                                   natural gas to interstate and
                                                   intrastate pipelines and to sell
                                                   natural gas to PNM Gas Services.

Sunterra Gas                 New Mexico            Subsidiary of PNM Resources.
Processing Company                                 Primary activity, prior to the
                                                   June 30, 1995 closing date on
                                                   which gas gathering and
                                                   processing assets were sold, was
                                                   to process natural gas.


                       DIRECT AND INDIRECT SUBSIDIARIES
                           RELATED TO RESTRUCTURING

                              PLACE OF
                          INCORPORATION OR             ADDITIONAL INFORMATION
      NAME                  ORGANIZATION                     (IF NEEDED)
      ----                -----------------            ----------------------
PNM Electric and            New Mexico             Shell subsidiary of PNM Resources
Gas Services                                       formed with an initial equity capital
                                                   of $1000; created as part of PNM's plan
                                                   to comply with the New Mexico Electric
                                                   Utility Industry Restructuring Act of
                                                   1999.

Manzano Energy              New Mexico             Shell subsidiary of Avistar formed with
Corporation                                        equity capital of $100 to hold the name
                                                   "Manzano Energy Corporation."

                            INDIRECT SUBSIDIARIES
          RELATED TO TERMINATED TRANSACTION WITH WESTERN RESOURCES,
                           INC. (THE "TRANSACTION")


                              PLACE OF
                          INCORPORATION OR             ADDITIONAL INFORMATION
      NAME                  ORGANIZATION                     (IF NEEDED)
      ----                -----------------            ----------------------
HVOLT Enterprises,            Delaware             Shell subsidiary of Avistar formed with
Inc. (HVOLT)                                       equity capital of $1000 to facilitate the
                                                   Transaction between PNM Resources
                                                   and Western Resources, Inc.

HVNM, Inc.                   New Mexico            Shell subsidiary of HVOLT formed
(HVNM)                                             with equity capital of $1000 to facilitate
                                                   the Transaction.

HVK, Inc.                      Kansas              Shell subsidiary of HVOLT formed
(HVK)                                              with equity capital of $1000 to facilitate
                                                   the Transaction.



                     MISCELLANEOUS INACTIVE SUBSIDIARIES

                              PLACE OF
                          INCORPORATION OR             ADDITIONAL INFORMATION
      NAME                  ORGANIZATION                     (IF NEEDED)
      ----                -----------------            ----------------------
AMDAX.com                     Nevada               25% owned by Avistar.

Gas Company of New           New Mexico            Subsidiary of Sunbelt to preserve the
Mexico                                             name "Gas Company of New Mexico."

Reliadigm, Inc.              New Mexico            Shell subsidiary of Avistar formed with
                                                   equity capital of $1000 to preserve the
                                                   name "Reliadigm, Inc."

Paragon Resources,           New Mexico            Wholly owned utility related subsidiary
Inc.                                               of PNM Resources; formerly provided
                                                   services to the PNM electric and gas
                                                   services operations.


      2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      PNM Resources does not own directly any utility properties or perform any utility operations. PNM Resources's operating subsidiary is PNM and is described in detail below.

      PNM provides retail electric service to a large area of north central New Mexico, including the cities of Albuquerque, Santa Fe, Rio Rancho, Las Vegas, Belen and Bernalillo. PNM also provides retail electric service to Deming in southwestern New Mexico and to Clayton in northeastern New Mexico. As of December 31, 2001, PNM served approximately 382,000 retail electric customers, the largest of which accounted for approximately 4.4% of PNM's total retail electric revenues for the year ended December 31, 2001.

      As of December 31, 2001, the aggregate net generating capacity of PNM's system was 1,521 megawatts ("MW"). During 2001, the seasonal peak electric demand experienced by PNM was 1,397 MW during the summer and 1,294 MW during the winter. PNM served this demand with a combination of the following: (i) 390 MW of nuclear generated power obtained though PNM's 10.2% interest in the Palo Verde Nuclear Generating Station ("Palo Verde"), located in Wintersburg, Arizona; (ii) 765 MW of power from the coal burning units at the San Juan Generating Station ("SJGS"), located in Waterflow, New Mexico, obtained through PNM's 50% ownership of SJGS Units 1, 2, and 3 and 38.457% ownership of SJGS Unit 4; (iii) 192 MW of power obtained through PNM's 13% ownership of coal burning Units 4 and 5 at the Four Corners Power Plant, located in Fruitland, New Mexico;
(iv) 154 MW generated by gas/oil burning units at the Reeves Generating Station, located in Albuquerque, New Mexico; and (v) 20 MW generated by the gas/oil burning unit at the Las Vegas Generating Station, located in Las Vegas, New Mexico. For the year ended December 31, 2001, PNM's electric generation mix was 66.9% coal, 28.4% nuclear, and 4.7% gas/oil.

      As of July 2000, PNM has approximately 132 MW of additional unit contingent peaking capacity as a result of its agreement with the Delta-Person Limited Partnership ("PLP"), owner of a gas turbine generating unit located near Albuquerque, New Mexico. PNM entered into a 20 year power purchase agreement with PLP to purchase approximately 132 MW of unit contingent peaking capacity, with an option to renew for an additional five years. This brings PNM's total net generation capacity, consisting of both internal capacity and external, contracted capacity, to 1,653 MW.

      PNM is currently constructing two new natural gas-fired generating stations that will provide electricity to southern New Mexico. The Afton Generating Station ("Afton") is being constructed adjacent to the Afton Compression Station of El Paso Natural Gas Company, about 12.5 miles southwest of Las Cruces, New Mexico. Afton is scheduled to be in commercial operation by the end of October 2002. It will produce 135 MW of electricity in its initial, simple cycle phase. By the last quarter of 2003, PNM is expected to expand Afton to a combined-cycle facility, with an output of approximately 225 MW. The Lordsburg Generating Station ("Lordsburg") is being constructed at Lordsburg Station, in Lordsburg, New Mexico. Lordsburg consists of two 40 MW simple cycle gas turbines that are anticipated to be in commercial operation in July 2002.

      In addition to generation capacity, PNM purchases power in the market. PNM has two power purchase agreements with Southwestern Public Service Company: a long-term power purchase agreement (which expires in May, 2011) under which PNM presently receives 150 MW of interruptible power, and an intermediate-term agreement (through December 2005) under which PNM receives 72 MW of firm power. PNM also has a long-term power purchase agreement (through June 2010) with Tri-State Generation and Transmission Association, Inc., under which PNM receives 50 MW of firm power. Additionally, PNM has 70 MW of contingent capacity it obtains from El Paso Electric Company ("EPE") under a transmission-capacity-for-generation-capacity trade arrangement that runs through September 2004. Beginning in October 2004 and continuing through June 2005, the contingent capacity amount under the EPE trade arrangement will be reduced to 39 MW.

      As of December 31, 2001, PNM owned, jointly owned or leased approximately 2890 circuit miles of electric transmission lines, located in New Mexico and Arizona. Included in this total is approximately 165 miles of 500 kV transmission lines associated with PNM's interest in Palo Verde. PNM also owns approximately 4488 miles of overhead distribution lines, 3,741 miles of underground distribution lines, and 222 switching stations and substations, all located in New Mexico.

      PNM, distributing natural gas to most of the major communities in New Mexico, including Albuquerque and Santa Fe, served approximately 443,000 natural gas customers as of December 31, 2001. The Albuquerque metropolitan area accounts for approximately 46% of the total sales-service customers. PNM obtains its supply of natural gas primarily from sources within New Mexico pursuant to contracts with producers and marketers. These contracts are generally sufficient to meet PNM's peak-day demand. PNM serves certain cities that depend on El Paso Natural Gas Company or Transwestern Pipeline Company for transportation of gas supplies. Because these cities are not directly connected to PNM transmission facilities, gas transported by these companies is the sole supply source for those cities.

      PNM's natural gas properties, as of December 31, 2001, consisted primarily of natural gas storage, transmission and distribution systems. Provisions for storage made by PNM include ownership and operation of an underground storage facility located near Albuquerque, New Mexico. The transmission systems consisted of approximately 1,465 miles of pipe with appurtenant compression facilities. The distribution systems consisted of approximately 11,121 miles of pipe.

      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

            a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                                 Units Sold
                                 ----------

                Electric Energy    19,832,397,000 kWh

                Natural or
                Manufactured Gas   94,366,238 Mcf

            b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                 Units Sold
                                 ----------

                Electric Energy    0 kWh

                Natural or
                Manufactured Gas   0 Mcf

            c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                 Units Sold
                                 ----------

                Electric Energy    8,673,929,000 kWh

                Natural or
                Manufactured Gas   0 Mcf

            d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                                 Units Purchased
                                 ---------------

                Electric Energy    6,182,019,000 kWh

                Natural or
                Manufactured Gas   9,789,344 Mcf

      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

            a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

               N/A. The claimant holds no interest, directly or indirectly, in an EWG or a foreign utility company.

            b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

                N/A

            c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

                N/A

            d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                N/A

            e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                N/A

                                  EXHIBIT A

      A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                     PNM RESOURCES, INC. AND SUBSIDIARIES
                        CONSOLIDATING FINANCIAL STATEMENTS
                                 DECEMBER 31, 2001


The following consolidating financial statements of PNM Resources, Inc. ("PNM Resources") as of and for the period presented herein give effect to the holding company structure of PNM Resources as if its formation had occurred as of January 1, 2001. These consolidating financial statements are based on Public Service Company of New Mexico's ("PNM") historical consolidated financial statements to be presented in PNM's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. The PNM Resources holding company structure was effected through a one-for-one share exchange between the shareholders of PNM and PNM Resources on December 31, 2001, whereby the shareholders of PNM became shareholders of PNM Resources and PNM Resources acquired all of PNM's common stock (the "Share Exchange"). The basis for PNM's stockholder's equity transfer is historical cost.

The consolidating financial statements reflect adjustments for certain intercompany transactions that would have occurred if the Share Exchange had occurred as of January 1, 2001. These intercompany transactions, pursuant to certain agreements between PNM Resources and PNM, reflect: a lease for space owned by PNM Resources and occupied by PNM; a sublease for space leased by PNM Resources and occupied by PNM; and a services agreement for PNM Resources services to PNM and PNM's services to PNM Resources. The consolidating financial statements also reflect the $127.0 million dividend of cash and marketable securities made by PNM to PNM Resources on December 31, 2001 and the transfer of certain corporate related assets by PNM to PNM Resources on January 11, 2002. The consolidating financial statements are not necessarily indicative of the financial position or results of operations of PNM Resources or PNM that might have been achieved if the Share Exchange had occurred as of January 1, 2001.

                                       PNM RESOURCES, INC. AND SUBSIDIARIES
                                 CONSOLIDATING STATEMENT OF EARNINGS AND SURPLUS
                                            YEAR ENDED DECEMBER 31, 2001



                                                 PNM            PNM                        SUNBELT      PARAGON
                                              RESOURCES     CONSOLIDATED     AVISTAR        MINING      RESOURCES
                                             ------------ ---------------- ------------  ------------ -------------
                                                                          (In thousands)
OPERATING REVENUES:
  Electric...............................    $        -   $    1,965,142   $        -    $        -   $         -
  Gas....................................             -          385,418            -             -             -
  Non-Utility............................             -               45        1,493             -             -
                                             ------------ ---------------- ------------  ------------ -------------
     Total operating revenues............             -        2,350,605        1,493             -             -
                                             ------------ ---------------- ------------  ------------ -------------

OPERATING EXPENSES:
  Cost of energy sold....................             -        1,536,566            -             -             -
  Administrative and general.............             -          147,327        8,065             -             -
  Energy production costs................             -          152,455            -             -             -
  Depreciation and amortization..........             -           96,905           31             -             -
  Transmission and distribution costs....             -           69,001            -             -             -
  Taxes, other than income taxes.........             -           29,950          352             -             -
  Income taxes...........................             -           91,389       (2,754)            -             -
                                             ------------ ---------------- ------------  ------------ -------------
     Total operating expenses............             -        2,123,593        5,694             -             -
                                             ------------ ---------------- ------------  ------------ -------------
     Operating income....................             -          227,012       (4,201)            -             -
                                             ------------ ---------------- ------------  ------------ -------------

OTHER INCOME AND DEDUCTIONS:
  Equity in earnings from subsidiaries...       150,433                -            -             -             -
  Other..................................             -           (4,109)     (11,022)           11            10
  Income tax expense.....................             -            3,351        4,363            (4)           (4)
                                             ------------ ---------------- ------------  ------------ -------------
     Net other income and deductions.....       150,433             (758)      (6,659)            7             6
                                             ------------ ---------------- ------------  ------------ -------------
     Income before interest charges......       150,433          226,254      (10,860)            7             6
                                             ------------ ---------------- ------------  ------------ -------------

INTEREST CHARGES:
  Interest on long-term debt.............             -           62,716            -             -             -
  Other interest charges.................             -            2,462            1             -             -
                                             ------------ ---------------- ------------  ------------ -------------
     Net interest charges................             -           65,178            1             -             -
                                             ------------ ---------------- ------------  ------------ -------------

NET EARNINGS.............................       150,433          161,076      (10,861)            7             6
     Preferred stock dividend
         requirements....................             -              586            -             -             -
                                             ------------ ---------------- ------------  ------------ -------------

      Net Earnings Applicable
         to Common Stock.................       150,433          160,490      (10,861)            7             6
      Retained earnings at beginning of
         year............................             -          296,843       (8,640)      (18,307)       (1,534)
      Common stock dividends.............       (31,302)               -            -             -             -
                                             ------------ ---------------- ------------  ------------ -------------
RETAINED EARNINGS AT END OF YEAR.........    $  119,131   $      457,333   $  (19,501)   $  (18,300)  $    (1,528)
                                             ============ ================ ============  ============ =============


                                 PNM RESOURCES, INC. AND SUBSIDIARIES
                     CONSOLIDATING STATEMENT OF EARNINGS AND SURPLUS (CONTINUED)
                                     YEAR ENDED DECEMBER 31, 2001



                                               SUNTERRA GAS    SUNTERRA GAS                     PNM RESOURCES
                                                 GATHERING      PROCESSING      ELIMINATIONS     CONSOLIDATED
                                              --------------  --------------  --------------- -----------------
                                                                         (In thousands)
OPERATING REVENUES:
  Electric.................................   $          -    $          -    $           -   $     1,965,142
  Gas......................................              -               -                -           385,418
  Non-Utility..............................              -               -                -             1,538
                                              --------------  --------------  --------------- -----------------
     Total operating revenues..............              -               -                -         2,352,098
                                              --------------  --------------  --------------- -----------------

OPERATING EXPENSES:
  Cost of energy sold......................              -               -                -         1,536,566
  Administrative and general...............              -               -                -           155,392
  Energy production costs..................              -               -                -           152,455
  Depreciation and amortization............              -               -                -            96,936
  Transmission and distribution costs......              -               -                -            69,001
  Taxes, other than income taxes...........              -               -                -            30,302
  Income taxes.............................              -               -              134            88,769
                                              --------------  --------------  --------------- -----------------
     Total operating expenses..............              -               -              134         2,129,421
                                              --------------  --------------  --------------- -----------------
     Operating income......................              -               -             (134)          222,677
                                              --------------  --------------  --------------- -----------------

OTHER INCOME AND DEDUCTIONS:
  Equity in earnings from subsidiaries.....              -               -         (150,433)                -
  Other....................................            339               -             (339)          (15,110)
  Income tax expense.......................           (134)              -              134             7,706
                                              --------------  --------------  --------------- -----------------
     Net other income and deductions.......            205               -         (150,638)           (7,404)
                                              --------------  --------------  --------------- -----------------
     Income before interest charges........            205               -         (150,772)          215,273
                                              --------------  --------------  --------------- -----------------

INTEREST CHARGES:
  Interest on long-term debt...............              -               -                -            62,716
  Other interest charges...................              -               -             (339)            2,124
                                              --------------  --------------  --------------- -----------------
     Net interest charges..................              -               -             (339)           64,840
                                              --------------  --------------  --------------- -----------------

NET EARNINGS...............................            205               -         (150,433)          150,433
     Preferred stock dividend requirements.              -               -                -               586
                                              --------------  --------------  --------------- -----------------

     Net Earnings Applicable
         to Common Stock...................            205               -         (150,433)          149,847
     Retained earnings at beginning of
         year..............................          1,603           1,086           25,792           296,843
     Common stock dividends................              -               -                -           (31,302)
                                              --------------  --------------  --------------- -----------------
RETAINED EARNINGS AT END OF YEAR...........   $      1,808    $      1,086    $    (124,641)  $       415,388
                                              ==============  ==============  =============== =================


                                         PNM RESOURCES, INC. AND SUBSIDIARIES
                                             CONSOLIDATING BALANCE SHEET
                                                        ASSETS
                                               AS OF DECEMBER 31, 2001

                                                 PNM           PNM                        SUNBELT       PARAGON
                                              RESOURCES    CONSOLIDATED     AVISTAR       MINING       RESOURCES
                                             ------------ ---------------  -----------  ------------  ------------
                                                                        (In thousands)

UTILITY PLANT, AT ORIGINAL COST EXCEPT
PVNGS:
  Electric plant in service..............    $        -      $2,118,417      $     -        $    -          $  -
  Gas plant in service...................             -         575,350            -             -             -
  Common plant in service and plant
     held for future use.................        28,363          16,860            -             -             -
                                            ------------- ---------------  -----------  ------------  ------------
                                                 28,363       2,710,627            -             -             -
  Less accumulated depreciation and
     amortization........................         7,063       1,227,566            -             -             -
                                            ------------- ---------------  -----------  ------------  ------------
                                                 21,300       1,483,061            -             -             -
  Construction work in progress..........         1,293         248,363            -             -             -
  Nuclear fuel, net of accumulated
     amortization of $16,954.............             -          26,940            -             -             -
                                            ------------- ---------------  -----------  ------------  ------------

     Net utility plant...................        22,593       1,758,364            -             -             -
                                            ------------- ---------------  -----------  ------------  ------------

OTHER PROPERTY AND INVESTMENTS:
  Investment in Subsidiaries.............       811,141               -            -             -             -
  Other investments......................       114,534         480,973        2,057             -             -
  Non-utility property, net of accumulated
     depreciation of $1,580..............             -           1,630           86             -            68
                                            ------------- ---------------  -----------  ------------  ------------

     Total other property and investments       925,675         482,603        2,143             -            68
                                            ------------- ---------------  -----------  ------------  ------------

CURRENT ASSETS:
  Cash and cash equivalents..............        12,466         (16,198)      29,139           317           315
  Accounts receivable, net of allowance
   for uncollectible accounts of $18,025.             -         147,787            -             -             -
  Intercompany...........................        89,353           1,789          545           803             -
  Other receivables......................             -          51,965          271            20             2
  Inventories............................             -          36,483            -             -             -
  Regulatory assets......................             -          10,473            -             -             -
  Other current assets...................             -          31,414           14             -             -
                                            ------------- ---------------  -----------  ------------  ------------

     Total current assets................       101,819         263,713       29,969         1,140           317
                                            ------------- ---------------  -----------  ------------  ------------

DEFERRED CHARGES:
  Regulatory assets......................             -         197,383            -             -             -
  Prepaid pension cost...................             -          18,273            -             -             -
  Other deferred charges.................             -          34,287            4             -           (18)
                                            ------------- ---------------  -----------  ------------  ------------

     Total deferred charges..............             -         249,943            4             -           (18)
                                            ------------- ---------------  -----------  ------------  ------------
                                             $1,050,087      $2,754,623      $32,116        $1,140          $367
                                            ============= ===============  ===========  ============  ============


                                         PNM RESOURCES, INC. AND SUBSIDIARIES
                                             CONSOLIDATING BALANCE SHEET
                                                  ASSETS (CONTINUED)
                                               AS OF DECEMBER 31, 2001

                                               SUNTERRA GAS   SUNTERRA GAS                     PNM RESOURCES
                                                 GATHERING     PROCESSING      ELIMINATIONS     CONSOLIDATED
                                               -------------- --------------  --------------- -----------------
                                                                        (In thousands)

UTILITY PLANT, AT ORIGINAL COST EXCEPT
PVNGS:
  Electric plant in service.................        $     -           $  -        $       -        $2,118,417
  Gas plant in service......................              -              -                -           575,350
  Common plant in service and plant
     held for future use....................              -              -                -            45,223
                                               -------------- --------------  --------------- -----------------
                                                          -              -                -         2,738,990
  Less accumulated depreciation and
     amortization...........................              -              -                -         1,234,629
                                               -------------- --------------  --------------- -----------------
                                                          -              -                -         1,504,361
  Construction work in progress.............              -              -                -           249,656
  Nuclear fuel, net of accumulated
     amortization of $16,954................              -              -                -            26,940
                                               -------------- --------------  --------------- -----------------

     Net utility plant......................              -              -                -         1,780,957
                                               -------------- --------------  --------------- -----------------

OTHER PROPERTY AND INVESTMENTS:
  Investment in Subsidiaries................              -              -         (811,141)                -
  Other investments.........................              -              -                -           597,564
  Non-utility property, net of accumulated
     depreciation of $1,580.................              -              -                -             1,784
                                               -------------- --------------  --------------- -----------------

     Total other property and investments...              -              -         (811,141)          599,348
                                               -------------- --------------  --------------- -----------------

CURRENT ASSETS:
  Cash and cash equivalents.................              8             10                -            26,057
  Accounts receivable, net of allowance for
     uncollectible accounts of $18,025......              -              -                -           147,787
  Intercompany..............................         10,156            190         (102,836)                -
  Other receivables.........................              -              -             (100)           52,158
  Inventories...............................              -              -                -            36,483
  Regulatory assets.........................              -              -                -            10,473
  Other current assets......................              -              -                -            31,428
                                               -------------- --------------  --------------- -----------------

     Total current assets...................         10,164            200         (102,936)          304,386
                                               -------------- --------------  --------------- -----------------

DEFERRED CHARGES:
  Regulatory assets.........................              -              -                -           197,383
  Prepaid pension cost......................              -              -                -            18,273
  Other deferred charges....................              -              -               18            34,291
                                               -------------- --------------  --------------- -----------------

     Total deferred charges.................              -              -               18           249,947
                                               -------------- --------------  --------------- -----------------
                                                    $10,164           $200        $(914,059)       $2,934,638
                                               ============== ==============  =============== =================

                                            PNM RESOURCES, INC. AND SUBSIDIARIES
                                                 CONSOLIDATING BALANCE SHEET
                                               CAPITALIZATION AND LIABILITIES
                                                   AS OF DECEMBER 31, 2001



                                                 PNM            PNM                         SUNBELT       PARAGON
                                               RESOURCES    CONSOLIDATED      AVISTAR       MINING       RESOURCES
                                             ------------- --------------- -------------  -----------  -------------
                                                                          (In thousands)
CAPITALIZATION:
  Common stock equity:
    Common stock outstanding - 39,118
     shares..............................    $   195,589   $           -   $         -    $       -    $         -
    Additional paid-in capital...........        697,608         341,965        50,002       18,527          1,816
    Accumulated other comprehensive
     income, net of tax..................              -         (28,996)            -            -              -
    Retained earnings....................        119,131         457,333       (19,501)     (18,300)        (1,528)
                                             ------------- --------------- -------------  -----------  -------------

      Total common stock equity..........      1,012,328         770,302        30,501          227            288
  Minority interest......................              -          11,652             -            -              -
  Cumulative preferred stock without
    mandatory redemption requirements....              -          12,800             -            -              -
  Long-term debt, less current maturities              -         953,884             -            -              -
                                             ------------- --------------- -------------  -----------  -------------

      Total capitalization...............      1,012,328       1,748,638        30,501          227            288
                                             ------------- --------------- -------------  -----------  -------------

CURRENT LIABILITIES:
  Short-term debt........................              -          53,846             -            -              -
  Accounts payable.......................              -         120,823            95            -              -
  Intercompany accounts payable..........          1,137          81,219          (204)         913             79
  Accrued interest and taxes.............         35,122          36,870            30            -              -
  Other current liabilities..............              -         101,214           584            -              -
                                             ------------- --------------- -------------  -----------  -------------

      Total current liabilities..........         36,259         393,972           505          913             79
                                             ------------- --------------- -------------  -----------  -------------

DEFERRED CREDITS:
  Accumulated deferred income taxes......          1,500         119,064          (329)           -              -
  Accumulated deferred investment
    tax credits..........................              -          44,714             -            -              -
  Regulatory liabilities.................              -          55,541             -            -              -
  Regulatory liabilities related to
    accumulated deferred income tax......              -          14,163             -            -              -
  Accrued postretirement benefits cost...              -          14,929             -            -              -
  Other deferred credits.................              -         363,602         1,439            -              -
                                             ------------- --------------- -------------  -----------  -------------

      Total deferred credits.............          1,500         612,013         1,110            -              -
                                             ------------- --------------- -------------  -----------  -------------

Commitments and Contingencies............              -               -             -            -              -
                                             ------------- --------------- -------------  -----------  -------------
                                             $ 1,050,087   $   2,754,623   $    32,116    $   1,140    $       367
                                             ============= =============== =============  ===========  =============


                                        PNM RESOURCES, INC. AND SUBSIDIARIES
                                             CONSOLIDATING BALANCE SHEET
                                      CAPITALIZATION AND LIABILITIES (CONTINUED)
                                               AS OF DECEMBER 31, 2001



                                               SUNTERRA GAS   SUNTERRA GAS                     PNM RESOURCES
                                                 GATHERING     PROCESSING      ELIMINATIONS     CONSOLIDATED
                                               -------------- --------------  --------------- -----------------
                                                                        (In thousands)
CAPITALIZATION:
  Common stock equity:
    Common stock outstanding - 39,118 shares   $          -   $          -    $           -   $       195,589
    Additional paid-in capital..............          7,511           (886)        (686,500)          430,043
    Accumulated other comprehensive income,
     net of tax.............................              -              -                -           (28,996)
    Retained earnings.......................          1,808          1,086         (124,641)          415,388
                                               -------------- --------------  --------------- -----------------

      Total common stock equity.............          9,319            200         (811,141)        1,012,024
  Minority interest.........................              -              -                -            11,652
  Cumulative preferred stock without
    mandatory redemption requirements.......              -              -                -            12,800
  Long-term debt, less current maturities...              -              -                -           953,884
                                               -------------- --------------  --------------- -----------------

      Total capitalization..................          9,319            200         (811,141)        1,990,360
                                               -------------- --------------  --------------- -----------------

CURRENT LIABILITIES:
  Short-term debt...........................              -              -          (18,846)           35,000
  Accounts payable..........................              -              -                -           120,918
  Intercompany accounts payable.............            845              -          (83,989)                -
  Accrued interest and taxes................              -              -                -            72,022
  Other current liabilities.................              -              -             (101)          101,697
                                               -------------- --------------  --------------- -----------------

      Total current liabilities.............            845              -         (102,936)          329,637
                                               -------------- --------------  --------------- -----------------

DEFERRED CREDITS:
  Accumulated deferred income taxes.........              -              -               18           120,253
  Accumulated deferred investment
    tax credits.............................              -              -                -            44,714
  Regulatory liabilities....................              -              -                -            55,541
  Regulatory liabilities related to
    accumulated deferred income tax.........              -              -                -            14,163
  Accrued postretirement benefits cost......              -              -                -            14,929
  Other deferred credits....................              -              -                -           365,041
                                               -------------- --------------  --------------- -----------------

      Total deferred charges................              -              -               18           614,641
                                               -------------- --------------  --------------- -----------------

Commitments and Contingencies...............              -              -                -                 -
                                               -------------- --------------  --------------- -----------------
                                               $     10,164   $        200    $    (914,059)  $     2,934,638
                                               ============== ==============  =============== =================


                                  EXHIBIT B

      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

           N/A

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2002.

                                       PNM RESOURCES, INC.


                                       By: /s/ John R. Loyack
                                           ------------------------------
                                           John R. Loyack
                                           Vice President, Corporate Controller
                                           and Chief Accounting Officer



CORPORATE SEAL
Attest:



/s/ Jim Acosta
--------------------------------------
Jim Acosta, Assistant Secretary





Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:



T.R. Horn, Vice President and Treasurer
--------------------------------------------
      (Name)                  (Title)


PNM Alvarado Square, Albuquerque, NM 87158
--------------------------------------------
            (Address)